                                                                 Exhibit (d)(3)


                    [Starwood Hotels & Resorts Worldwide, Inc. Letterhead]


November 21, 2003


Westin Realty Corp.
1111 Westchester Avenue
White Plains, New York
Att: Board of Directors

Sirs:

     We were disappointed that Houlihan Lokey concluded that our offer of $625 per unit is not fair to the partners of WHLP from a financial point of view since it represents a significant premium over the other recent tender offers for partnership units. We continue to believe that based on the information available to us, the offer is fair.

     We would like to meet with you and/or your advisors for the limited purpose of determining if you have more recent information that would cause us to revise our view as to the value of WHLP and potentially increase the price we offer to the limited partners of WHLP.

    Please contact Ken Siegel if you believe such a meeting would be productive so that a mutually convenient time and location can be arranged. We look forward to your favorable response.


                         Very truly yours,

                         STARWOOD HOTELS & RESORTS WORLDWIDE, INC.


                         By:    /s/ Kenneth S. Siegel
                                Kenneth S. Siegel
                                Executive Vice President and General Counsel






cc:  Michael Gordon, Esq.